SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 29)
Under the Securities and Exchange Act of 1934

 Salomon Brothers Municipal Partners Fund, Inc.
(MNP)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

794916106
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

January 09, 2006
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 18 pages)
There are Four Exhibits.















ITEM 1	Security and Issuer
		Common Stock
		Salomon Brothers Municipal Partners Fund, Inc.
		Salomon Brothers Asset Management
		125 Broad Street
		10th Floor, MF-2
		New York, New York 10004
ITEM 2	Identity and Background
		a) Karpus Management, Inc. d/b/a Karpus Investment Management
		(?KIM?)
		George W. Karpus, President, Director and Controlling Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, JoAnn Van Degriff, or Sophie Karpus
		(?the Principals?) or KIM has been convicted in the past five years of
		any criminal proceeding (excluding traffic violations).
		e) During the last five years none of the principals or KIM has been a party
		to a civil proceeding as a result of which any of them is subject to
a
		judgment, decree or final order enjoining future violations of or
		prohibiting or mandating activities subject to, federal or state
		securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated shares of
MNP
		on behalf of accounts that are managed by KIM (?the Accounts?) under
		limited powers of attorney.  All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		a) KIM has purchased Shares for investment purposes.  Being primarily a
		fixed income manager, with a specialty focus in the closed end fund
		sector, the profile of MNP fit the investment guidelines for various
		Accounts.  Shares have been acquired since December 8, 2000.
b) Although originally purchased for investment purposes only, KIM sent a proposal to be considered at the next special meeting (Exhibit 1).
c) On October 5, 2005, KIM filed the attached shareholder communication
(Exhibit 2).
d)  On October 18th, 2005, KIM sent another letter to the Board which outlined our various grievances with their stewardship (Exhibit 3).
d)  On December 15, 2005, KIM sent a letter defending its position to the
SEC (Exhibit 4).
ITEM 5 	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 328,340 shares, which represents 5.70 % of the outstanding Shares.  George Karpus presently owns 9,500 shares purchased on April 16, 2001 at $12.50 (10,000 shares) and April 11, 2003 at $13.33 (5,000 shares). He sold on January 20
& 25 at $13.81 (200 shares), February 10 at $13.96 (50 shares), and
February 18 at $13.69 (200 shares), June 22, 2005 at $13.89 (250 shares),
June 27 & 28 at $13.89 ( 150 shares), June 28 at $13.87 (100 shares),
June 29 at $13.83 and $ 13.84 ( 200 shares), June 29 & 30 at  $13.89 & $
$13.88  (750 shares), and June  29 & 30 at $13.87 & $ 13.94  ( 500 shares), July 5, 2005 at $13.87 (300 shares), July 6 & 7 at $13.89 ( 900 shares), July 7 at $13.85 & $13.86 (300 shares),  July 7 & 8 at $13.88 &
$13.89 (500 shares), July 11 & 12 at $13.87 & $13.88 (300 shares), July
13 & 14 at $13.87 & $13.88 (600 shares), and July 18 at $13.91 (100 shares).  None of the other Principals presently owns shares.
		b) KIM has the sole power to dispose of and to vote all of such
Shares
		under limited powers of attorney.
c) The first open market purchase occurred on December 8, 2000 as previously reported.  Open market purchases for the last 60 days for
the Accounts.   There have been no dispositions and no acquisitions,
other than by such open market purchases, during such period.
DATE
SHARES
PRICE PER

DATE
SHARES


SHARE



11/7/2005
1000
13.72

12/30/2005
2600
11/8/2005
200
13.71



      The Accounts have the
right to receive all dividends from, any proceeds
		from the sale of the Shares.  KIM reserves the right to further accumulate
		or sell shares. None of the Accounts has an interest in shares constituting
		more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements,
		understandings or relationships of any kind among the Principals and
KIM
		and between any of them and any other person with respect to any of
MNP
		securities.
ITEM 7	Materials to be Filed as Exhibits
	             Not applicable.


Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.

January 09, 2006           		By:_______________________________
           Date				                 	    Signature
					    Dana R. Consler, Senior Vice President
                        	   Name/Title




EXHIBIT ONE
Proposal for Tender Offer


			VIA OVERNIGHT, FAX, CERTIFIED MAIL
August 4, 2005

Robert I. Frenkel, Esq.
Salomon Bros Municipal Partner
Secretary & Chief Legal Officer
300 First Stamford Place ? 4th Floor
Stamford, CT  06902

Dear Mr. Frenkel:

Karpus Management, Inc. d/b/a Karpus Investment Management (KIM), is the beneficial owner as of July 31, 2005, of 310,090 shares of the common stock of Salomon Brothers Municipal Partners Fund (MNP) (the Fund) (approximately 5.386% of the outstanding common shares) as attested by Schedule 13D/A filings with the Securities and Exchange Commission
We have been the beneficial owner of the shares valued at more than $2,000 for more than one year and expect to continue ownership through the date of the Fund?s next shareholder meeting. KIM?s first purchase of shares began on December 8, 2000. All such purchases have been made in the open market.

Pursuant to Rule 14-28(b) (2) (ii) of the Securities Exchange Act of 1934, we
(KIM) are hereby submitting the following proposal and supporting statement for inclusion in any and all proxy materials at the next meeting of shareholders. Attached is our Schedule 13D as electronically filed with the Securities and Exchange Commission.

PROPOSAL

KIM proposes that the Fund conduct a tender offer for up to 25% of the outstanding shares of the Fund at net asset value to be voted on at the next meeting of shareholders. Should the Board of Directors recommend to shareholders that a new advisory agreement be ratified, we propose the tender offer for shares at net asset value be increased to include all shares that did not vote ?for? the new investment advisory contract. This would include all abstentions and broker non-votes.

SUPPORTING STATEMENT

According to the original prospectus, the Board of Directors, in consultation with the Investment Manager and the Investment Advisor, will review on an annual basis the possibility of further open market repurchases and/or tender offers for the common stock.


The Fund manager has provided exceptional net asset performance to shareholders but has yet to close the discount to net asset value.
Net asset performance from June 30, 2004 through June 30, 2005 has been 9.19% verses Morningstar Intermediate Municipal Fund return of 5.49% and Lehman 7 Year Municipal Index return of
5.91%.  Yet the Fund continues to trade at a discount to net asset value!

KIM believes the current Fund Management and Board of Directors of MNP have not taken adequate measures to close this discount. For the time period of June 30, 2004 through June 30, 2005 MNP traded at an average discount of 11.97%. MNP has traded at a significant discount to NAV since the end of 1994, over 10 years. What steps have been taken to close this discount?

The original prospectus stated ?If, at any time after the second year following the offering, the Common Stock publicly trades for a substantial period of time at a substantial discount from the NAV, the Board of
Directors will consider at its next regularly scheduled meeting, taking various actions designed to eliminate the discount, which may include recommending to shareholders the conversion of the Fund to an open
-end investment company?.   This clearly dictates the original intent not to
allow the fund to trade at significant discounts, protecting investor?s economic interest in the Fund. Why has the Board ignored this intent to the detriment of shareholders? Every shareholder that has sold shares in the last 10 + years in the market place received less for their shares than they were entitled to. We believe the Board has breeched their fiduciary responsibilities to these shareholders that sold at prices below NAV.

Additionally, MNP is plagued by low trading volume. From June 30, 2004 through June 30, 2005 average daily trading volume has been 8,905 shares.
Large shareholders who do not agree with the possible changes in the fund management contract and who may wish to liquidate their position could severely depress the Fund?s market price because of persistently low volume. Dissenters deciding to sell their shares could cause the discount to NAV to widen harming both existing shareholders and sellers. Dissenters have rights under the law that may provide net asset value for their shares.

It is the fiduciary duty of the Board of Directors to allow Fund shareholders the ability to receive economic benefits from any management transition.
Any merger to, or with, an open-end fund should benefit all shareholders and could create economies of scale that would reduce the expense ratio.

Should the Board decide to open-end the Fund or to merge the Fund with another open-end fund our proposal for tender would be withdrawn.

END OF PROPOSAL

Very truly yours,
Sharon L. Thornton
Senior Fixed Income Analyst/Portfolio Mgr.

EXHIBIT TWO
Shareholder Communication Filed October 5, 2005

KARPUS INVESTMENT MANAGEMENT
183 SULLY?S TRAIL
PITTSFORD, NEW YORK 14534
(585) 586-4680
for
Salomon Brothers Municipal Partners Fund Inc.
Salomon Brothers Municipal Partners Fund II Inc.

This letter is being sent to you by Karpus Investment Management (KIM) to enlist your support as a fellow shareholder. Citigroup is selling its Investment Management business to Legg Mason for $3.7 Billion. KIM believes that there is a benefit to everyone BUT the shareholders in this transaction. Citigroup accuses KIM of conducting a ?side-show?
by raising these critical shareholder issues.

We should not go quietly and accept this transaction without a benefit to us, the shareholders. We have no assurances who will be conducting the day-to-day management of the Funds in the future! The Boards of Directors of our Funds are treating us like cattle and trading us. They have a duty to address our concerns.

The original prospectuses stated that the Boards of Directors would annually consider methods to manage or close the market discount of the Funds verses net asset value. We asked the Funds to submit a proposal to shareholders asking the Boards of Directors to consider a tender offer for 25% of the outstanding shares. The Boards chose not to let shareholders voice their opinions on this proposal, which would enable shareholders to receive a substantial economic benefit should they choose to leave the Fund!

What do we want to gain?

As of September 30, 2005, Salomon Brothers Municipal Partners Fund closed at $13.99 per share verses the net asset value of $15.03. Net asset value is what the securities within the Fund are worth in the marketplace. Should you have been allowed to realize the real value as of this date, your investment would have increased by 7.43% or $1.04 per share.

As of September 30, 2005, Salomon Brothers Municipal Partners Fund II closed at $13.38 per share with a net asset value of $14.59 per share. Should you have been allowed to realize the real value as of this date, your investment would have increased by 9.04% or $1.20 per share.

KIM wants ALL shareholders to be able to reap an economic benefit from this transaction. If Citigroup and Legg Mason benefit, so should we!

We believe that this is the ONLY CHANCE WE MAY HAVE to make the Boards of Directors and the Funds Management meet our expectations of closing or eliminating the discount to net asset value of the Funds. We want this economic benefit before we will agree to transfer management of the Funds.

By voting the GREEN CARD we will be sending a message to the Boards of Directors that they need to honor commitments made in the Funds? original prospectuses to close their persistent trading discounts.

VOTE AGAINST THIS TRANSFER

If you have already received and voted a white proxy card of either Fund, you can rescind your vote by voting the GREEN proxy card provided to you by Karpus Investment Management.

WE NEED YOUR SUPPORT TO ALERT MANAGEMENT AND THE
BOARD OF DIRECTORS THAT WE WILL NOT GO QUIETLY
WITHOUT AN ECONOMIC BENEFIT FOR THE SHAREHOLDERS.

VOTE THE GREEN CARD WITH KARPUS, BEWARE OF
TELEPHONE SOLICITATIONS; MAKE SURE YOUR VOTE IS
COUNTED AND COUNTED ACCORDING TO YOUR WISHES.




























EXHIBIT THREE
Letter to the Board of Directors Sent October 18, 2005

KARPUS INVESTMENT MANAGEMENT
183 SULLY?S TRAIL
PITTSFORD, NEW YORK 14534
(585) 586-4680
for
Salomon Brothers Municipal Partners Fund Inc.
Salomon Brothers Municipal Partners Fund II Inc.

Dear Board Member:

We would like to focus your attention on the following language contained in the prospectuses for Salomon Brothers Municipal Partners Fund Inc. (MNP) and Salomon Brothers Municipal Partners Fund II Inc. (MPT): ?... if, at any time after the second year following this offering, the Common Stock publicly trades for a substantial period of time at a substantial discount from net asset value, the Board of Directors will consider, at its next regularly scheduled meeting, taking various actions designed to eliminate the discount, which may include recommending to shareholders the conversion of the Fund to an open-end investment company.? Notwithstanding this provision stated identically in both Funds? prospectuses, persistent discounts have been tolerated without any action for over ten years.

Why have the Boards been ignoring this lifeboat provision contained in the Funds? original prospectuses? After all, this specific provision may have induced many of us to become shareholders in the first place.

How could it be perceived by the Board for the last ten years that the most rational and prudent path to pursue maximization of shareholder value for both funds is no action at all? From our perspective, it seems as though your first ?action? to address our Funds? discounts is to trivialize the issue and hand it off to Legg Mason. From your past and your predecessor?s past inactions, what assurances can be made to shareholders that their investments are not being rubber stamped for the best interests of Citigroup and the current Boards?

Couldn?t the synergy and economies of scale that you claim you are looking for in completing the Legg Mason transaction be achieved by pursuing the following two less costly alternatives: (1) simply consolidating or merging the two Funds; and (2) pursuing the actions prescribed by the prospectuses that you promised to examine upon acceptance of your directorships? Don?t you, as our Funds? Boards, have a duty to act prudently and exercise sound judgment with regard to minimizing Fund expenses and maximizing shareholder value? As a simple example of how little thought has been put into managing our funds and their expenses, let us examine our Funds and how ?different? they are from one another.

In comparing MNP side-by-side with MPT, there are minimal variations that differentiate one fund from the other. In fact, from both an investment and administration perspective, the two Funds are substantially identical. As proof positive from an investments perspective, factors such as the total value of investments, geographic dispersion of investments, sector allocation, overall credit quality, leveraged duration and unleveraged duration vary by minimal amounts. Additionally, roughly 15.86% of shareholders of MNP own MPT, and 16.39% of shareholders of MPT own MNP.

Alternatively, from an administrative perspective, according to the Funds? semi-annual report to shareholders, dated as of June 30, 2005, the Funds both pay: (1) listing fees on the New York Stock Exchange; (2) auction agent fees; (3) fees for producing shareholder reports; (4) custody fees;
(5) transfer agent fees; (6) insurance fees; (7) legal fees to the same attorney; (8) management fees to the same investment manager; and
(9) directors? fees to the same, identical Board of Directors. About the only difference in terms of expenses is that the Funds pay two different auditors to audit substantially the same Fund.

Should the Boards decide to become active and consider consolidating the two Funds, shareholders would benefit from the minimization of duplicate expenses. Our analysis estimates a reduction in expenses of roughly 20%, equating to roughly $200,000 - $250,000 in annual savings.

Perhaps the most significant similarity which contains possibly the highest potential for reduction of costs relates to the composition of the Board itself. It seems peculiar that each ?independent? director of our Funds serves on an average of thirty-six other portfolios in the same Fund complex being transferred to Legg Mason. This certainly appears to inherently conflict with a prudent person?s ability to ?independently? determine what is in the best interests of maximizing value and minimizing costs in any one particular fund.

In your letter to shareholders on October 5th, you remind us that you, as Board members, have a fiduciary duty to act in the interests of all of the Funds? shareholders. In what capacity does inactivity and a failure to address expense reduction issues relate to this alleged duty that you possess? As yet another example of inaction, you cite expense ratio increases as a reason for not considering tender offers yet do not propose merging the Funds to save expenses. We fail to see the logic in your decision making processes.

As shareholders of the Funds, we refuse to sit idly by and continue to watch mismanagement be simply reassigned to another party by virtue of the signature of Citigroup?s pen. We believe that it is time for the Boards to place shareholder interests first.




Our message to you is simple: the purpose of an ?independent? Board is not to rubber stamp the dicta of management. We believe that Board members need to be held accountable by shareholders to fulfill their contractually prescribed duties. Should the Boards decide not to take appropriate actions to address our concerns, we will seek to take all steps necessary to remedy the current Boards? inadequacies, including, but not limited to, replacement of the current Boards of Directors.

Sincerely,
Karpus Investment Management









































EXHIBIT FOUR
Letter to the SEC on December 15, 2005

	December 15, 2005


VIA TELECOPIER AND FEDERAL EXPRESS

Frank J. Donaty, Jr.
Assistant Director
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

Re:	Karpus Investment v. Citigroup Closed-End Funds

Dear Mr. Donaty:
      I am the President of Karpus Investment Management (?Karpus?).
This letter is submitted at the December 12, 2005 request of Houton Hallock of the Division of Investment Management, and in response to a December
14, 2005 letter from legal counsel for Citigroup, in connection with Karpus? solicitation of proxies in opposition to the approval of new management agreements between (1) Salomon Brothers Inflation Management Fund,
 Inc. (?IMF?) and Legg Mason, Inc. (?Legg Mason?); and (2) Salomon
Brothers Municipal Partners Fund, Inc. (?MNP?) and Legg Mason.

      Citigroup, Inc. was the investment advisor for approximately 170 mutual funds (including IMF and MNP). Earlier this year, Citigroup agreed to transfer management of all of these funds to Legg Mason, thereby entitling Legg Mason to manage and collect advisory fees on these funds going forward.1 However, the transfer of management of each fund required its shareholders? approval of a new investment advisory agreement with Legg Mason.

      Almost all of these transfers have now been approved, but not IMF or MNP. Citigroup had scheduled IMF and MNP shareholder meetings on October 21, November 15 and November 29, 2005 to approve the management transfer for these funds to Legg Mason, but each time Citigroup adjourned the meetings because they were unable to obtain sufficient shareholder votes to approve the transfers.2

      Karpus is a shareholder of both IMF and MNP and also manages customer accounts which are shareholders of the funds. IMF and MNP are closed-end funds, and both have long traded at substantial discounts to their net asset values (?NAVs?). Karpus has advocated to the boards of directors of IMF and MNP that they ?open-end? the funds to permit their shareholders to redeem their shares at NAV or conduct a tender offer for 25% of the shares at NAV. However, Citigroup and its hand-picked boards of directors at IMF and MNP resisted all of these efforts, which would have been beneficial to shareholders but would have reduced Citigroup?s fees. Likewise, Legg Mason would oppose any effort to open-end IMF or MNP, because doing so could reduce the size of the funds, which in turn would reduce the amount of Legg Mason?s management fees.

      Faced with this situation of the proposed transfers of IMF and MNP from one advisor-first firm to another, Karpus has solicited proxies in opposition to the transfer of IMF and MNP to Legg Mason. Citigroup has tried and failed on three separate occasions to gain sufficient shareholder support for the transfers of IMF and MNP. Karpus has disclosed that it may not attend any future ?adjournments? of these shareholder meetings if doing so would help Citigroup gain a quorum if and when Citigroup finds itself with enough additional votes to approve the transfers of IMF and MNP. In response, Citigroup?s counsel, Sarah Cogan, sent a letter today to Karpus and the Commission threatening legal action, and the Commission has asked us to state our positions in this letter.

      IMF Situation.  On November 29, 2005, IMF convened its
scheduled shareholders meeting (after adjourning October 21 and November 15, 2005 meetings due to the lack of quorum). Sufficient shares were present in person and by proxy at the November 29th meeting to constitute a quorum. At that meeting, Karpus submitted votes in-person and by proxy which were sufficient to defeat the proposal. Therefore, the proposal was defeated. However, instead of recognizing the votes, management of IMF (Citigroup?s designees)
again adjourned the meeting to December 16, 2005.3   The pretense
for such adjournment was stated in a press release that same day announcing that the meeting had been adjourned ?to provide shareholders an opportunity to consider further issues being presented at the Special Meetings.? See Salomon Brothers Inflation Management Fund Schedule 14A filed with the Securities and Exchange
Commission (?SEC?) December 1, 2005. Of course, the real purpose of the adjournment was to enable Citigroup to continue to solicit additional votes in favor of its proposal. In other words, Citigroup will only count votes if and when it knows it will win.

      Karpus has no obligation to participate in the sham ?adjourned? IMF meeting scheduled for December 16, 2005. Indeed, the meeting presents a potential trap for Karpus and the IMF shareholders who supported Karpus?s efforts to reject approval of the transfer of management of IMF to Legg Mason. The trap is this: the additional votes which Citigroup has been able to solicit since November 29th may enable Citigroup to reverse the unannounced results of the November 29, 2005 meeting if ? but only if ? Karpus submits proxies from shareholders who oppose the transfer. If Karpus does not submit proxies at the December 16th meeting from those shareholders who authorized Karpus to vote against the management transfer, there will not be a quorum for the meeting.

      MNP Situation. MNP?s management (Citigroup) has also adjourned the special meeting of shareholders three times to attempt to solicit additional votes in favor of its proposal. MNP did not have a quorum at any of its three previously scheduled meetings (October 21, November 15, November 29). The latest adjournment is also to December 16, 2005. Once again, Karpus?s proxies from shareholders who have voted against the transfer to Legg Mason are needed by Citigroup to establish a quorum, which is the necessary condition precedent to approval of the transfer. As with IMF, Karpus does not believe it is obligated to submit proxies from shareholders opposed to the transfer if doing so is the only way Citigroup could attain a quorum.

      Up until now, Karpus has played by Citigroup?s constantly changing rules. On October 21 and November 29, 2005, Karpus sent its proxies, Cody Bartlett and Sharon Thornton, from Rochester to the scheduled meetings of IMF and MNP in New York City, together with our proxy solicitor Jim Dougan (of Regan &
Associates) and our lawyer John Harnes. Both times, we were advised upon arrival at the meeting to go home because Citigroup was unable to obtain a quorum for either fund?s meetings. Citigroup called Karpus one night before the November 15 meeting after we had bought our airline tickets, to tell us not to bother to come. Karpus has suffered a substantial loss of time and money being jerked around for the past two months by Citigroup.

      We are not agreeing in advance to go through this frustrating process again. Citigroup?s lawyer, Sarah E. Cogan, wrote to us yesterday as follows:

If a quorum is present and the polls are opened at the Special Meetings scheduled for Friday December 16, we believe that if the designated proxies do not vote the shares of the Funds that they have received as proxies, KIM will be in violation of Rule 14a-4(e)
While we strongly disagree with Ms. Cogan?s legal conclusions, Karpus will do the following: If, as Ms. Logan posits, ?a quorum is present and the polls are opened? at the MNP meeting currently called for December 16, 2005, Citigroup should call our legal counsel, Richard Cohen, at 914-997-0500 and confirm it. Karpus can then make arrangements necessary to attend and vote its proxies. But please, Citigroup, do not bother us any more if you cannot stir up a quorum for your advisor-first shareholder-last proposals to transfer MNP to Legg Mason. As for IMF, our position is firm. You (Citigroup) had a quorum on November 29, 2005 and you lost. We will not aid or abet your fraudulent ?adjournment? to help you to try to reverse the election results.

      The reason for Karpus? position is obvious. The ?Against? proxies given to Karpus were given solely as a means to the end of blocking the transfers of IMF and MNP to Legg Mason. Karpus believes that if it were to submit proxies of shareholders who have voted against the transfers, and thereby create a quorum where one would otherwise not exist, that would be a betrayal of these shareholders. Karpus has discussed this position with the staff of the SEC.

      In its fight letter to IMF and MNP shareholders, Karpus reserved the right to not submit proxies which it had obtained or thereafter received at the December 16 meetings. Karpus explained that it would only exercise such right if necessary to prevent a quorum and thereby prevent the transfer of the funds to Legg Mason.

      In Holly Sugar v. Buchsbaum, 1981 WL 1708 (D. Colo. Oct. 28,
1981), plaintiff management sought to compel the dissident defendants to attend a shareholders? meeting to create a quorum. There, the court held that:

by forcing the remaining shareholders, who wished to vote against management, to have their shares counted for quorum purposes . . . the defendants would be forced to procure the election of directors they wanted to vote against. Equity should not countenance such a strained and unjust result. See e.g. In re P.F. Keogh, Inc., 192 App. Div. 624, 183 N.Y.S. 408, 413 (1st Dept. 1920).

Holly Sugar Corp. v. Buchsbaum.4 Furthermore, the court held that proxy rule 14a-4 does not require different results. Id.

      Citigroup?s position (that it?s illegal to not vote proxies) is hypocritical and indefensible in light of its actions in connection with IMF and the Salomon Brothers Fund, Inc. (?SBF?), another one of the 170 mutual funds Citigroup is transferring to Legg Mason. With respect to IMF, on November 29, 2005, with a quorum present, but knowing it would lose, Citigroup did not vote the proxies it had received and was given. In the SBF matter, Citigroup settled a proxy fight with Elliott Associates, L.P. and Elliott International, L.P. (?Elliott?) relating to SBF, via an agreement which requires, that ?as part of the settlement, Elliott will not vote any executed blue proxy cards that it solicited and received for the Special Meeting.? See Salomon Brothers Fund, Inc. Schedule 14A filed with the SEC
November 17, 20055 (emphasis added). So much for Citigroup?s insistence that not voting proxies would violate federal law.

      Moreover, if anyone has violated federal proxy law, it is Citigroup. Citigroup?s proxy solicitations for IMF and MNP are materially false and misleading. Citigroup?s announcement that the reason they adjourned the November 29, 2005 IMF meeting to allow shareholders ?an opportunity to consider further issues? is a bald lie. They adjourned the meeting because they lost the vote. Indeed, Citigroup has demonstrated that they have no concern over shareholders? ?opportunity to consider issues? when there are truly significant issues to be considered. Most recently, on December 2, 2005, Citigroup filed a fight letter in which management announced a radical policy position shift for MNP. Citigroup stated that board, after discussing conversion to an open end structure, continues to believe that the Fund is best able to pursue its investment objectives as a closed end fund.? See Salomon Brothers Municipal Partners Fund
Schedule 14A filed with the SEC December 2, 2005.6

      The original prospectus of MNP in 1993 stated:

if at any time following the second year after this offering the Common Stock publicly trades for a substantial period of time at a substantial discount from the Fund?s then current net asset value per share, the Board of Directors will consider, at its next regularly scheduled meeting, taking various actions designed to eliminate the discount, which may include recommending to holders of Common
Stock amendments to the Fund?s charter to convert the Fund to an Open end investment company.?

See Salomon Brothers Municipal Partners Fund Schedule 14A filed by
Karpus with SEC August 25, 2005.  Notwithstanding the stated policy,
MNP?s management tolerated persistent discounts for the past 12 years without comment on the board?s position regarding this policy.
When did MNP?s board consider and reach this momentous policy decision? It was obligated to disclose this material policy decision as soon as it was adopted. Otherwise, the proxy solicitation process has been poisoned by Citigroup?s omission of this highly material disclosure to shareholders. Notably, MNP?s prospectus which has been unchanged for the past 12 years, requires the board of directors to consider such steps at the ?next regularly scheduled meeting.? As far as Karpus is aware, no such meeting has occurred since the proxy solicitation process began, and almost certainly not between November 29, 2005 and December 2, 2005.
However, Citigroup wants MNP shareholders to vote for their proposed management transfer within two weeks of their first announcement of open-ending policy in 12 years, curtly dispensing with a shareholder-friendly (stated) policy in effect from the fund?s birth. So much for Citigroup?s concern for shareholders? ?opportunity to consider further issues.? At the very least, Citigroup should further adjourn the MNP meeting for an additional 30-60 days to let shareholders digest this latest bombshell.

      Additionally, Citigroup?s statement regarding the harmful nature of tender offers due to potential ?fire sale? prices is materially misleading to shareholders. A tender offer for 25% of the outstanding shares of MNP may require the manager (Citigroup) to sell $25 Million of high quality municipal bonds over a two month period of time. For a management organization that manages over $400 Billion in assets, the sale of $25 Million worth of investment grade municipal bonds should not create a ?fire sale.? The statement implies that investors would receive substantially less for the bonds in the portfolio than they are currently priced. What basis does Citigroup have to say this?
Has the Board conducted an independent analysis with respect to how the pricing of the bonds may affect the net asset value disclosures?

      The same hypothetical disadvantages of tender offers would have been much more realistic when the provisions of the prospectus were originally written in 1993. The municipal bond market is much more liquid today than it was in 1993. Why did management put this provision in its original prospectus and perpetuate the disclosure of the provision throughout a 12 year period when at all such times such a measure would have carried a greater risk of causing a ?fire sale? than it would today? It appears that management?s intention throughout has simply been to create a false safety net for potential investors, and only now, on the eve of a shareholder vote, has that net been pulled out from under shareholders, many of whom had previously given their proxies to Citigroup.

      The validity of these statements should be scrutinized carefully and may well require clarification or even retraction. This further highlights why an adjournment of tomorrow?s scheduled special meeting is necessary, so that shareholders can truly examine and consider such fundamental issues that affect the value of their investment that have been sprung on them in such an inaccurate and untimely fashion.

      As always Karpus welcomes further communication with the SEC staff as it deems appropriate.

                                          Very truly yours,



                                          George Karpus


cc:	Houghton Hallock, Securities and Exchange Commission
      Sarah E. Cogan, Esq.
      Richard W. Cohen, Esq.

          1Citigroup agreed to transfer substantially all of its Asset Management Business to Legg Mason in exchange for: (1) Legg
Mason?s broker-dealer business; and (2) approximately $1.5 billion of Legg Mason?s common and convertible preferred shares.
          2The transfers require the affirmative votes of each fund?s shares in an amount equal to the lesser of (a) a majority of shares outstanding or
(b) 67% of the shares voted at a meeting at which a quorum is present.
Each fund requires that a majority of its shares be present at a meeting in order for there to be a quorum.
          3Karpus voted at the November 29, 2005 meeting by submitting a master ballot. At the adjournment of the meeting, the master ballot was returned to Karpus, and the quorum was broken.
          4See also Textron, Inc. v. American Woolen Co., 122 F. Supp
305, 312 (D. Mass. 1954) (plaintiff has the right ?not to attend? a shareholder meeting as there is ?no duty on shareholder to attend a meeting in the first place.?
          5Notably Karpus gave its SBF proxy to Elliott. Pursuant to agreement between Citibank and Elliott, Karpus? proxy was not voted.
          6Notably, this disclosure occurred three days after Citigroup obtained approval by the slim margin of 35,000 votes of the transfer of Salomon Brothers Municipal Partners Fund II (?MPT?) to Legg
Mason. MPT is the sister fund of MNP, has the identical board as MNP, 50% identical investments as MNP and identical prospectus language regarding steps to be taken by the board to close substantial discounts to NAV. No such disclosure was ever made with respect to MPT.